FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of May 2014 No.1

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On May 15, 2014, the Registrant announced its financial results for the three months ended March 31, 2014. Attached hereto is the following exhibit.

Exhibit 99.1	Press release dated May 15, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: May 15, 2014	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

CONTACTS:
Noit Levi | TowerJazz | +972 4 604 7066 | Noit.levi@towerjazz.com
GK Investor Relations | Kenny Green, (646) 201 9246  | towerjazz@gkir.com

TOWERJAZZ REPORTS FIRST QUARTER 2014 RESULTS

GAAP net profit driven by the high value assigned to Tower’s stake in
TowerJazz Panasonic Semiconductor Company

Year-over-year revenue growth of 18% with 27% Organic Growth

MIGDAL HAEMEK,  ISRAEL – May 15, 2014 – TowerJazz (NASDAQ: TSEM & TASE: TSEM) today reports results for the first quarter of 2014 ended March 31, 2014.

Financial Results Overview

First quarter 2014 revenues were $132.7 million as compared with $112.6 million in the first quarter of 2013, an increase of 18% and an organic growth (excluding Micron long term contract revenues) of 27%.

On a GAAP basis, net profit in the first quarter of 2014 was $39 million, representing $0.81 earnings per share, as compared with a net loss of $23 million in the first quarter of 2013. Net profit for the first quarter of 2014 included $150 million one-time net acquisition gain derived from the high value assigned to Tower’s stake in TowerJazz Panasonic Semiconductor Company (“TPSC”), the new company established in Japan. In addition, we recorded a one-time allowance of $71 million resulting from our decision to cease Nishiwaki fab operations in Japan, reflecting mainly non-cash fixed-assets impairment; and a one-time non cash charge of $7 million, net, resulting from the restructuring of the Jazz’s bonds.

On a non-GAAP basis, as described and reconciled in the tables below, 2014 first quarter gross profit was $44.5 million, an increase of 32% compared to $34 million in the first quarter of 2013.

On a non-GAAP basis, 2014 first quarter operating profit, which is akin to EBITDA, was $27.5 million, an increase of 84% as compared to $15 million in the first quarter of 2013, and the operating margin improved from 13% in the first quarter of 2013 to 21% in the first quarter of 2014.

On a non-GAAP basis, 2014 first quarter net profit was $19.5 million, three times higher than the net income of $6.5 million reported in the first quarter of 2013. The net margin improved from 6% of revenues in the first quarter of 2013 to 15% in the first quarter of 2014.

On a GAAP basis, financing expenses, net, in the first quarter of 2014 include a one-time non-cash cost of $10 million resulting from the Jazz bonds exchange deal from March 2014.

The main changes in the balance sheet are a result of the first time consolidation of TPSC which comprise of the following items: (a) assets which include $58 million cash, $37 million inventories and $240 million property and equipment; (b) liabilities which include $85 million loan from Panasonic, which we expect will be replaced by a Japanese bank 5-year loan and $85 million deferred tax liability resulting from the property and equipment appreciation to fair market value; (c) $15 million shareholders’ equity; and (d) $150 million net gain from the Panasonic transaction. This net gain mainly resulted from the property and equipment appreciation to fair market value which was done in accordance with GAAP and based on a third party appraisal opinion, net of deferred tax liability.

Other changes in the balance sheet are a result of the Nishiwaki fab cessation of operations due to classification of assets and liabilities from long-term to short term, mainly its property and equipment and the employees’ retirement allowance. The one-time allowance of $71 million resulted from our decision to cease Nishiwaki fab operations in Japan, is reflecting mainly non-cash impairment of the fixed assets of that facility, all expected tangible and intangible impairment net values, and considering all anticipated costs associated mainly with employees and other liabilities.

Cash, short-term deposits and designated deposits as of March 31, 2014 were $183 million compared with $123 million as of December 31, 2013. During the quarter, we generated $25 million in positive cash flow from operating activities, excluding interest payments, and increased our consolidated cash balance by $58 million as a result of the TPSC venture. In addition, we invested $9 million, net, in fixed assets, repaid $7 million, net, of debts and paid $6 million of interest payments to our debtholders.

Shareholders' equity as of March 31, 2014 was $200 million as compared with $141 million as of December 31, 2013. The net current assets (current assets net of current liabilities) increased from $150 million as of December 31, 2013 to $187 million as of March 31, 2014.

Business Outlook

TowerJazz expects revenues for its 2014 second quarter ending June 30, 2014 to be $230 million with an upward or downward range of 5% each. Mid-range guidance represents an 84 percent of year over year growth and a 73 percent quarter of quarter growth.

Management Remarks

Russell Ellwanger, Chief Executive Officer of TowerJazz, commented, “Our first quarter of 2014 showed strong year-over-year growth of 18% and more importantly 27% of organic growth (excluding Micron). Over 4,000 new masks entered our factories in the first quarter, comprising 168 masks sets that represent a year over year increase of 28% and indicate long term organic growth.

“In addition to the above mentioned organic growth, we are very pleased to have started a strategic and momentous business venture with Panasonic, namely the start of TowerJazz Panasonic Semiconductor Company. Starting the second quarter of 2014, we will consolidate TPSC revenues, which initially can range between $90 to $105 million per quarter, and will be built upon with external foundry business. We look forward to the increased scale, scope, opportunities and new initiatives that this new company brings us.

“We announced the ceasing of operations of the Nishiwaki facility. All associated P&L costs were accounted for in the first quarter financials. As previously stated, this decision was purely economic, targeting increasing shareholders’ value by substantially reducing fixed costs ($130 million annually post cessation) and moving most all non-Micron existing activities to our other manufacturing facilities.

“In view of our continued organic growth and our new TowerJazz Panasonic Semiconductor Corporation enterprise, with associated synergies and cost savings, we expect to demonstrate continued very strong 2014 annual growth; with capability to surpass the $1 billion revenue run rate going forward, enabling sustainable GAAP net profit.”

Teleconference and Web Cast

TowerJazz will host an investor conference call today, May 15, 2014, at 10:00 a.m. Eastern time (9:00 a.m. Central time, 8:00 a.m. Mountain time, 7:00 a.m. Pacific time and 5:00 p.m. Israel time) to discuss the Company’s financial results for the 2014 first quarter and its second quarter 2014 business outlook.

This call will be webcast and can be accessed via TowerJazz’s website at www.towerjazz.com., or by calling: 1-888-668-9141 (U.S. Toll-Free), 03-918-0609 (Israel), +972-3-918-0609 (International).   The webcast is available to both institutional and individual investors. Individual investors can listen to the call at www.earnings.com.  Institutional investors can access the call via the password-protected event management site (www.streetevents.com). For those who are not available to listen to the live broadcast, the call will be archived for 90 days.

As previously announced, beginning with the first quarter of 2007, the Company has been presenting its financial statements in accordance with U.S. GAAP.  This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude (1) depreciation and amortization, (2) compensation expenses in respect of options granted to directors, officers and employees, (3) Nishiwaki Fab restructuring costs and impairments, (4) amortization related to a lease agreement early termination, (5) financing expenses, net other than interest accrued, such that non-GAAP interest expenses and other financial expenses, net include only interest accrued during the reported period, whether paid or payable, (6) Gain from acquisition and (7) income tax expense, such that non-GAAP income tax expense include only taxes paid during the reported period. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures.  As applied in this release, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of loss, according to U.S. GAAP, excluding amortization related to a lease agreement early termination, Nishiwaki Fab restructuring costs and impairment, gain from acquisition,   interest and financing expenses (net), tax, depreciation and amortization and stock based compensation expenses. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies.  EBITDA and the non-GAAP financial information presented herein should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, per share data or other income or cash flow statement data prepared in accordance with GAAP and is not necessarily consistent with the non-GAAP data presented in previous filings.

About TowerJazz

Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor, Inc. and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz also owns 51% of TowerJazz Panasonic Semiconductor Company, Ltd., newly established with Panasonic Corporation. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal/CMOS, RF CMOS, CMOS Image Sensor, integrated Power Management (BCD & 700V), and MEMS capabilities. Through TowerJazz Panasonic Semiconductor Company, TowerJazz offers best of class 65nm CMOS image sensor dark current and quantum efficiency performance as well as 45nm digital technology. TowerJazz provides a world-class design enablement platform that enables a quick and accurate design cycle. TowerJazz also offers Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. To provide multi-fab sourcing for its customers, TowerJazz operates two manufacturing facilities in Israel, one in the U.S., and four in Japan. For more information, please visit www.towerjazz.com.

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) maintaining existing customers and attracting additional customers, (ii) cancellation of orders, (iii) failure to receive orders currently expected, (iv) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (v) material amount of fixed costs, debt and other liabilities and having sufficient funds to satisfy our fixed costs, debt obligations and other short-term and long-term liabilities on a timely basis, (vi) operating our facilities at high utilization rates which is critical in order to defray the high level of fixed costs associated with operating a foundry and reduce our losses, (vii) our ability to satisfy the covenants stipulated in our agreements with our lenders, banks and bond holders, (viii) our ability to capitalize on potential increases in demand for foundry services, (ix) meeting the conditions set in the approval certificates received from the Israeli Investment Center under which we received a significant amount of grants in past years, (x) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xi) the purchase of equipment to increase capacity, the completion of the equipment installation, technology transfer and raising the funds therefor, (xii) the concentration of our business in the semiconductor industry, (xiii) product returns, (xiv) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xv) competing effectively, (xvi) achieving acceptable device yields, product performance and delivery times, (xvii) possible production or yield problems in our wafer fabrication facilities, (xviii) our ability to manufacture products on a timely basis, (xix) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxi) our ability to fulfill our obligations and meet performance milestones under our agreements, including successful execution of our agreement with an Asian entity signed in 2009, (xxiii) retention of key employees and recruitment and retention of skilled qualified personnel, (xxiv) exposure to inflation, currency exchange and interest rate fluctuations and risks associated with doing business locally and internationally, (xxv) fluctuations in the market price of our traded securities may adversely affect our reported GAAP non-cash financing expenses, (xxvi) issuance of ordinary shares as a result of conversion and/or exercise of any of our convertible securities may dilute the shareholdings of current and future shareholders, (xxvii) successfully executing our acquisitions and integrating them into our business, utilizing our expanded capacity and finding new business, including successfully operating TowerJazz Panasonic Semiconductor Company (TPSC), and integrating our foundry business opportunities into TPSC fabs; (xxviii) meeting regulatory requirements worldwide; (xxix) ceasing the Nishiwaki fab operations in the course of restructuring our activities and business in Japan, including the manufacture of products to fulfill all of its customer purchase orders until its cessation date to allow us to meet our financial projections, and the sale of TowerJazz Japan (‘TJP’) assets in order to fund its liabilities, and settling any potential claims from its employees, labor unions, suppliers, customers or other third parties amicably to avoid deviations to our estimated accruals and allowances, and so that it may pay all its employee and other obligations and liabilities, ;and (xxx) business interruption due to fire and other natural disasters, the security situation in Israel and other events beyond our control.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4, S-8 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

#      #      #

(Financial tables follow)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	March 31,	December 31,	March 31,
	2014	2013	2013
	(Unaudited)		(Unaudited)

A S S E T S

CURRENT ASSETS
Cash, short-term deposits and designated deposits	$182,831	$122,871	$119,707
Trade accounts receivable	82,679	80,316	79,957
Other receivables	12,928	10,943	8,084
Inventories	94,453	64,804	61,575
Other current assets	60,279	11,480	16,756
Total current assets	433,170	290,414	286,079

LONG-TERM INVESTMENTS	14,132	14,494	13,306

PROPERTY AND EQUIPMENT, NET	483,525	350,039	407,991

INTANGIBLE ASSETS, NET	26,868	32,393	43,692

GOODWILL	7,000	7,000	7,000

OTHER ASSETS, NET	10,909	11,547	13,088

TOTAL ASSETS	$975,604	$705,887	$771,156

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short term debt	$46,364	$36,441	$30,086
Trade accounts payable	73,604	66,358	68,132
Deferred revenue	1,372	3,166	5,795
Employee related liabilities, including Nishiwaki retirement allowance	80,356	25,957	29,876
Deferred tax	17,006	--	--
Other current liabilities	27,895	7,994	10,752
Total current liabilities	246,597	139,916	144,641

PANASONIC LOAN	85,249	--	--

LONG-TERM DEBT	301,512	316,885	305,574

LONG-TERM CUSTOMERS' ADVANCES	6,924	7,187	7,347

EMPLOYEE RELATED LIABILITES	15,706	65,337	73,397

DEFERRED TAX LIABILITY	73,262	13,611	27,219

OTHER LONG-TERM LIABILITIES	39,244	21,703	22,596

Total liabilities	768,494	564,639	580,774

MINORITY RIGHTS	7,120	--	--

SHAREHOLDERS' EQUITY	199,990	141,248	190,382

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$975,604	$705,887	$771,156

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Three months ended
	March 31,
	2014	2013
	GAAP	GAAP

REVENUES	$132,653	$112,647

COST OF REVENUES	128,403	110,072

GROSS PROFIT	4,250	2,575

OPERATING COSTS AND EXPENSES

Research and development	7,443	9,495
Marketing, general and administrative	10,816	10,045
Nishiwaki Fab restructuring costs and impairment	71,459	--
Amortization related to a lease agreement early termination	--	1,866

	89,718	21,406

OPERATING PROFIT (LOSS)	(85,468)	(18,831)

INTEREST EXPENSES, NET	(8,113)	(8,027)

OTHER FINANCING INCOME (EXPENSE), NET	(20,117)	986

GAIN FROM ACQUISITON	149,926	--

OTHER INCOME (EXPENSE), NET	139	(260)

PROFIT (LOSS) BEFORE INCOME TAX	36,367	(26,132)

INCOME TAX BENEFIT	2,454	2,981

NET PROFIT (LOSS) FOR THE PERIOD	$38,821	$(23,151)

Basic earnings (loss) per ordinary share	$0.81	$(0.94)

(*)
Basic earnings per ordinary share according to GAAP for the three months ended March 31, 2014 was calculated using $38,821 thousands of net profit divided by the weighted average number of ordinary shares outstanding of 48.1 million; Fully diluted earnings per share according to GAAP result of $0.59 for the three months ended March 31, 2014 was calculated using $47,972 thousands of adjusted net profit in accrodance with GAAP divided by 81.2 million fully diluted weighted average number of shares, convertible and exercisable securities.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands)

	Three months ended		Three months ended				Three months ended
	March 31,	December 31,	March 31,		December 31,		March 31,	December 31,
	2014	2013	2014		2013		2014	2013
	non-GAAP		Adjustments (see a, b, c, d, e, f below)				GAAP

REVENUES	$132,653	$134,571	$--		$--		$132,653	$134,571

COST OF REVENUES	88,162	88,635	40,241	(a)	36,995	(a)	128,403	125,630

GROSS PROFIT	44,491	45,936	(40,241)		(36,995)		4,250	8,941

OPERATING COSTS AND EXPENSES

Research and development	7,155	7,801	288	(b)	188	(b)	7,443	7,989
Marketing, general and administrative	9,866	10,368	950	(c)	556	(c)	10,816	10,924
Nishiwaki Fab restructuring costs and impairment	--	--	71,459		--		71,459	--
Amortization related to a lease agreement early termination	--	--	--		1,866	(d)	--	1,866

	17,021	18,169	72,697		2,610		89,718	20,779

OPERATING PROFIT (LOSS)	27,470	27,767	(112,938)		(39,605)		(85,468)	(11,838)

INTEREST EXPENSES, NET	(8,113)	(8,223)	--	(e)	--	(e)	(8,113)	(8,223)

OTHER FINANCING EXPENSE, NET	--	--	(20,117)	(e)	(11,109)	(e)	(20,117)	(11,109)

GAIN FROM ACQUISITON	--	--	149,926		--		149,926	--

OTHER INCOME (EXPENSE), NET	139	(380)	--		--		139	(380)

PROFIT (LOSS) BEFORE INCOME TAX	19,496	19,164	16,871		(50,714)		36,367	(31,550)

INCOME TAX BENEFIT	--	--	2,454	(f)	1,704	(f)	2,454	1,704

NET PROFIT (LOSS) FOR THE PERIOD	$19,496	$19,164	$19,325		$(49,010)		$38,821	$(29,846)

NON-GAAP GROSS MARGINS	34%	34%

NON-GAAP OPERATING MARGINS	21%	21%

NON-GAAP NET MARGINS	15%	14%

(a)
Includes depreciation and amortization expenses in the amounts of $39,944 and $36,747 and stock based compensation expenses in the amounts of $297 and $248 for the three months ended March 31, 2014 and December 31, 2013 respectively.

(b)
Includes depreciation and amortization expenses in the amounts of $29 and $(49) and stock based compensation expenses in the amounts of $259 and $237 for the three months ended March 31, 2014 and December 31, 2013 respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $200 and $205 and stock based compensation expenses in the amounts of $750 and $351 for the three months ended March 31, 2014 and December 31, 2013 respectively.

(d)	Non cash amortization recorded in 2013 as a result of an early termination of an office building lease contract.
(e)
Non-GAAP interest expenses and other financing expense, net include only interest on an accrual basis; GAAP financing expense, net, in 2014 includes one-time non-cash cost of $9.8 million resulted from the Jazz Notes exchange deal dated March 2014.

(f)	Non-GAAP income tax expense include taxes paid during the period.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands)

	Three months ended		Three months ended				Three months ended
	March 31,		March 31,				March 31,
	2014	2013	2014		2013		2014	2013
	non-GAAP		Adjustments (see a, b, c, d, e, f below)				GAAP

REVENUES	$132,653	$112,647	$--		$--		$132,653	$112,647

COST OF REVENUES	88,162	78,947	40,241	(a)	31,125	(a)	128,403	110,072

GROSS PROFIT	44,491	33,700	(40,241)		(31,125)		4,250	2,575

OPERATING COSTS AND EXPENSES

Research and development	7,155	9,347	288	(b)	148	(b)	7,443	9,495
Marketing, general and administrative	9,866	9,403	950	(c)	642	(c)	10,816	10,045
Nishiwaki Fab restructuring costs and impairment	--	--	71,459		--		71,459	--
Amortization related to a lease agreement early termination	--	--	--		1,866	(d)	--	1,866

	17,021	18,750	72,697		2,656		89,718	21,406

OPERATING PROFIT (LOSS)	27,470	14,950	(112,938)		(33,781)		(85,468)	(18,831)

INTEREST EXPENSES, NET	(8,113)	(8,027)	--	(e)	--	(e)	(8,113)	(8,027)

OTHER FINANCING INCOME (EXPENSE), NET	--	--	(20,117)	(e)	986	(e)	(20,117)	986

GAIN FROM ACQUISITON	--	--	149,926		--		149,926	--

OTHER INCOME (EXPENSE), NET	139	(260)	--		--		139	(260)

PROFIT (LOSS) BEFORE INCOME TAX	19,496	6,663	16,871		(32,795)		36,367	(26,132)

INCOME TAX BENEFIT (EXPENSE)	--	(190)	2,454	(f)	3,171	(f)	2,454	2,981

NET PROFIT (LOSS) FOR THE PERIOD	$19,496	$6,473	$19,325		$(29,624)		$38,821	$(23,151)

NON-GAAP GROSS MARGINS	34%	30%

NON-GAAP OPERATING MARGINS	21%	13%

NON-GAAP NET MARGINS	15%	6%

(a)
Includes depreciation and amortization expenses in the amounts of $39,944 and $30,966 and stock based compensation expenses in the amounts of $297 and $159 for the three months ended March 31, 2014 and March 31, 2013, respectively.

(b)
Includes depreciation and amortization expenses in the amounts of $29 and $30 and stock based compensation expenses in the amounts of $259 and $118 for the three months ended March 31, 2014 and March 31, 2013, respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $200 and $204 and stock based compensation expenses in the amounts of $750 and $438 for the three months ended March 31, 2014 and March 31, 2013 respectively.

(d)	Non cash amortization recorded in 2013 as a result of an early termination of an office building lease contract.
(e)
Non-GAAP interest expenses and other financing expense, net include only interest on an accrual basis; GAAP financing expense, net, includes (i) in 2014 - one-time non-cash cost of $9.8 million resulted from the Jazz Notes exchange deal dated March 2014; and (ii) in 2013 - one-time non-cash income of $6.5 million from the banks' extension contract signed in March 2013.

(f)	Non-GAAP income tax expense include taxes paid during the period.